Bradford & Bingley

02 DEC -9 AM 10:36

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Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

02060957

Tel. 01274 806106

28 November 2002

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

dle 1/13

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

Re 82-5154

02 DEC -9 AM 10:36

27 November, 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 300,000 of its ordinary shares on Wednesday, 27 November 2002 at a price of 302.42p per share.

END

Re 82-5154

26 November, 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 465,000 of its ordinary shares on Tuesday, 26 November 2002 at a price of 308.04p per share.

END

Re 82-5154

25 November, 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 300,000 of its ordinary shares on Monday, 25 November 2002 at a price of 314.03p per share.

END

Re 82-5154

22 November, 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 500,000 of its ordinary shares on Friday, 22 November 2002 at a price of 317.5p per share.

END

Re 82-5154

21 November, 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 330,000 of its ordinary shares on Thursday, 21 November 2002 at a price of 319.48p per share.

END

Re 82-5154

20 November, 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 138,000 of its ordinary shares on Wednesday, 20 November 2002 at a price of 321.77p per share.

END

Re 82-5154

18 November, 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 156,000 of its ordinary shares on Monday, 18 November, 2002 at a price of 328.94p per share.

END

Re 82 - 5154

19 November, 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 100,000 of its ordinary shares on Tuesday, 19 November 2002 at a price of 328.21p per share.

END

Re 82-5154

15 November 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 390,000 of its ordinary shares on Friday, 15 November 2002 at a price of 327.14p per share.

END

Re 82-5154

13 November 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 210,000 of its ordinary shares on Wednesday, 13 November 2002 at a price of 317.69p per share.

END

Re 82-5154

12 November 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 320,000 of its ordinary shares on Tuesday, 12 November 2002 at a price of 319.83p per share.

END

Re 82-5154

11 November 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 70,000 of its ordinary shares on Monday, 11 November 2002 at a price of 319.20p per share.

END

Re 82-5154

8 November 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 250,000 of its ordinary shares on Friday, 8 November 2002 at a price of 322.87p per share.

END

Re 82-5154

7 November 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 145,000 of its ordinary shares on Thursday, 7 November 2002 at a price of 328.38p per share.

END

Re 82-5154

6 November 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 60,000 of its ordinary shares on Wednesday, 6 November 2002 at a price of 327.71p per share.

END

Re 82-5154

5 November 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 61,000 of its ordinary shares on Tuesday, 5 November 2002 at a price of 323.08p per share.

END

Re 82-5154

1 November 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 165,000 of its ordinary shares on Friday, 1 November 2002 at a price of 312.03p per share.

END

Re 82- 5154

31 October 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 145,000 of its ordinary shares on Thursday, 31 October 2002 at a price of 317.22p per share.

END

Re 82-5154

30 October 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 122,000 of its ordinary shares on Wednesday, 30 October 2002 at a price of 311.54p per share.

END

Re 82-5154

29 October 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 260,000 of its ordinary shares on Tuesday, 29 October 2002 at a price of 314.43p per share.

END

Re 82-5154

28 October 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 73,000 of its ordinary shares on Monday, 28 October 2002 at a price of 316.85p per share.

END

Re 82-5154

25 October 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 60,000 of its ordinary shares on Friday, 25 October 2002 at a price of 311.99p per share.

END

Re 82-5154

24 October 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 60,000 of its ordinary shares on Thursday, 24 October 2002 at a price of 312.79p per share.

END

Re 82-5154

23 October 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 160,000 of its ordinary shares on Wednesday, 23 October 2002 at a price of 310.00p per share.

END

Re 82 - 5154

22 October 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 118,000 of its ordinary shares on Tuesday, 22 October 2002 at a price of 318.91p per share.

END

Re 82-5154

18 October 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 60,000 of its ordinary shares on Friday, 18 October 2002 at a price of 308.15p per share.

END

Re 82-5154

17 October 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 170,000 of its ordinary shares on Thursday, 17 October 2002 at a price of 311.47p per share.

END

Re 82-5154

16 October 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 60,000 of its ordinary shares on Wednesday, 16 October 2002 at a price of 304.53p per share.

END

Re 82-5154

14 October 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 90,000 of its ordinary shares on Monday, 14 October 2002 at a price of 299.08p per share.

END